Exhibit 16.1

K W C O, P C

Certified Public Accountants

1931 East 37th Street, Suite 7
Odessa, Texas 79762
432-363-0067
Fax 432-363-0376

December 13, 2021

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Ladies and Gentlemen:

We are the former independent accountants for Oculus VisionTech Inc. (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our dismissal as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the appointment of or consultations with new independent accountants by the Company.

/s/ KWCO, PC

KWCO, PC

Odessa, TX

December 13, 2021